UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☐ Definitive Proxy Statement
☒ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

DOLLAR TREE, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

On June 4, 2009, Dollar Tree issued the following Statement:

Dollar Tree has an exceptionally strong and experienced Board of Directors that has helped to guide our management team to implement a long-term strategic plan. That plan has resulted in the creation of significant shareholder value.

The Company has grown its revenues and earnings per share every year since becoming a public company in 1995, and through the end of the first quarter 2009, Dollar Tree stock has outperformed the Dow Jones Industrial Average, the Russell 3000, and the S&P Retail index over the past one, three, five and ten years. We were named as the top performing stock in the Fortune 500 in terms of Total Return to Shareholders in 2008.

The Board is structured to represent the interests of all shareholders by balancing experience with the regular opportunity to add valuable, fresh perspectives, as exemplified by the current slate of Director Nominees.

After careful and serious consideration, and discussions with many shareholders, the Board believes the proposal to declassify the Board would be highly disruptive to a governance system that has worked well for Dollar Tree and is therefore not in the best interests of the Company or our shareholders.